Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156742

HINES GLOBAL REIT, INC.
SUPPLEMENT NO. 6 DATED DECEMBER 21, 2012
TO THE PROSPECTUS DATED APRIL 30, 2012

This prospectus supplement ("Supplement") is part of and should be read in conjunction with the prospectus of Hines Global REIT, Inc. dated April 30, 2012 (the "Prospectus") Supplement No. 4 dated October 15, 2012 and Supplement No. 5 dated November 20, 2012. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our initial public offering;

B.	To declare distributions for the month of January 2013;

C.	To update the Plan of Distribution section; and

D.	To describe amendments to our Distribution Reinvestment Plan and Share Redemption Program that take effect on February 2, 2013.
A. Status of our Initial Public Offering

As of December 3, 2012, we had received gross proceeds of $1,408.7 million from the sale of 141.5 million of our common shares in our current public offering, including $67.0 million relating to approximately 7.0 million shares issued under our distribution reinvestment plan. As of December 3, 2012, $1,658.3 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $433.0 million in shares available under our distribution reinvestment plan.

B. January 2013 Distributions

With the authorization of our board of directors, we have declared distributions for the month of January 2013. These distributions will be calculated based on stockholders of record each day for the month of January 2013 in an amount equal to $0.00191781 per share, per day. The distributions for the month of January 2013 will be paid on February 1, 2013. All distributions will be paid in cash or reinvested in stock for those participating in our distribution reinvestment plan.

C. Update to the Plan of Distribution section

The following paragraph is inserted on page 176 immediately before the final paragraph of the section entitled "Underwriting Terms":

Subject to the agreement of our Dealer Manager, certain investors may also agree with a participating broker dealer to reduce or eliminate the selling commission. The net proceeds we receive will not be affected by such sales of shares at a discount.

D. Amended and Restated Distribution Reinvestment and Share Redemption Plans

As previously disclosed, on June 26, 2012, we filed a registration statement on Form S-11 with the SEC for a follow-on public offering of up to $3,500,000,000 in shares of common stock, which we refer to as the follow-on offering. In connection with the anticipated commencement of our follow-on offering in February 2013, on December 6, 2012, our board of directors approved an amended and restated distribution reinvestment plan and an amended and restated share redemption program, which will replace our current distribution reinvestment plan and our current share redemption program, respectively, effective as of February 2, 2013. Our current distribution reinvestment plan and our current share redemption program will continue in effect through February 1, 2013, such that any distributions reinvested and any shares redeemed on or prior to February 1, 2013 will be reinvested and redeemed, respectively, pursuant to our current distribution reinvestment plan and our current share redemption program.

Effective February 2, 2013, our distribution reinvestment plan will be amended and restated to reflect that the price at which distributions initially will be reinvested pursuant to the plan will equal 95% of the then-current offering price of shares in our primary offering. Accordingly, if the offering price of our primary shares changes, the price for shares issued pursuant to our distribution reinvestment plan will automatically be adjusted to equal 95% of such new offering price. In the event that we are not engaged in a public offering of our primary shares, then the price at which distributions will be reinvested pursuant to the plan will equal 95% of the offering price of primary shares in our most recently-completed public offering of primary shares, until such time at or after the completion of the public offering as our board of directors determines and we publicly disclose in a filing with the SEC an estimate of the value of our common shares. Thereafter, the purchase price per share under our distribution reinvestment plan will be the most recently disclosed estimated per share value of our common shares.

Effective February 2, 2013, our share redemption program will be amended and restated to reflect a new formula to determine the price at which shares may be redeemed under the program. Under the amended and restated program, shares that are redeemed will be redeemed at the following prices, unless such shares are redeemed in connection with the death or disability of a stockholder, as described below: (i) the lower of 92.5% of the then-current offering price or 92.5% of the price paid to acquire the shares from us for stockholders who have held their shares continuously for at least one year; (ii) the lower of 95.0% of the then-current offering price or 95.0% of the price paid to acquire the shares from us for stockholders who have held their shares continuously for at least two years; (iii) the lower of 97.5% of the then-current offering price or 97.5% of the price paid to acquire the shares from us for stockholders who have held their shares continuously for at least three years; and (iv) the lower of 100% of the then-current offering price or 100% of the price paid to acquire the shares from us for stockholders who have held their shares continuously for at least four years; provided that in each case, the redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations or similar actions with respect to our common stock. In addition, our board of directors, in its sole discretion, may determine at any time to amend the share redemption program to redeem shares at a price that is higher or lower than the price paid for the shares by the redeeming stockholder. Any such price modification may be arbitrarily determined by our board of directors, or may be determined on a different basis, including but not limited to a price equal to an estimated value per share or the then-current net asset value per share, as calculated in accordance with policies and procedures developed by our board of directors.

In the event a stockholder is having all his shares redeemed, we may waive the one-year holding requirement for shares purchased under our distribution reinvestment plan. In addition, we may waive the one-year holding requirement in the event of a stockholder's bankruptcy. If we determine to waive the one-year holding requirement in these circumstances, then, for purposes of determining the applicable redemption price, the stockholder will be deemed to have held his shares for one year. In the event of the death or disability of the holder, upon request, we will waive the one-year holding requirement. Except as noted below, shares that are redeemed in connection with the death or disability of a stockholder will be redeemed at a purchase price equal to the price paid to acquire such shares from us; provided, that, the redemption price cannot exceed the then-current offering price and, as described below, the redemption price will be reduced as necessary to equal the then-current offering price. For purposes of the one-year holding period, limited partners of the Operating Partnership who exchange their OP Units for shares of our common stock (and any persons to whom they transfer such stock to) shall be deemed to have owned those shares of our common stock as of the date the related OP Units were issued.

During the period of any public offering, the repurchase price will be equal to or less than the price of the shares offered in the relevant offering. If we are engaged in a public offering and the redemption price calculated in accordance with the guidelines set forth above would result in a price that is higher than the then-current public offering price of our common shares, then the redemption price will be reduced and will be equal to the then-current offering price of our common shares.

The complete text of each of the amended and restated distribution reinvestment plan and amended and restated share redemption program are set forth below.

Distribution Reinvestment Plan - Effective as of February 2, 2013

HINES GLOBAL REIT, INC.
DISTRIBUTION REINVESTMENT PLAN
As of February 2, 2013
Hines Global REIT, Inc., a Maryland Corporation (the “Company”), has adopted the following Distribution Reinvestment Plan (the “DRP”). Capitalized terms shall have the same meaning as set forth in the Company's Charter (the “Articles”) unless otherwise defined herein.
1. Distribution Reinvestment. As an agent for the stockholders (“Stockholders”) of the Company who purchase shares of the Company's common stock (the “Shares”) pursuant to an offering by the Company (“Offering”), and who elect to participate in the DRP (the “Participants”), the Company will apply all cash distributions, other than Designated Special Distributions (as defined below), (“Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the DRP, to the purchase of the Shares for such Participants directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the Participant's state of residence. As used in the DRP, the term “Designated Special Distributions” shall mean those cash or other distributions designated as Designated Special Distributions by the Board of Directors.
2. Procedure for Participation. Any Stockholder who owns Shares and who has received a prospectus, as contained in the Company's Registration Statement filed with the Commission, may elect to become a Participant by completing and executing a subscription agreement, an enrollment form or any other appropriate authorization form as may be available from the Company from time to time. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant's subscription, enrollment or authorization. Shares will be purchased under the DRP on the date that Distributions are paid by the Company. We request that if, at any time prior to the listing of the Shares on a national securities exchange, a Participant does not meet the minimum income and net worth standards established for making an investment in the Company or can no longer make the other representations or warranties set forth in the subscription agreement or other applicable enrollment form, he or she will promptly so notify the Company in writing.
Participation in the DRP shall continue until such participation is terminated in writing by the Participant pursuant to Section 7 below. If the DRP transaction involves Shares which are registered with the Securities and Exchange Commission (the “Commission”) in a future registration or the Board of Directors elects to change the purchase price to be paid for Shares issued pursuant to the DRP, the Company shall make available to all Participants the prospectus as contained in the Company's registration statement filed with the Commission with respect to such future registration or provide public notification to all Participants of such change in the purchase price of Shares issued pursuant to the DRP. If, after a price change, a Participant does not desire to continue to participate in the DRP, he should exercise his right to terminate his participation pursuant to the provisions of Section 7 below.
3. Purchase of Shares. Participants will acquire DRP Shares from the Company at a price equal to 95% of the then-current offering price of shares in the Company's primary offering. In the event that the Company is not engaged in a public offering of its primary shares, then the price at which distributions will be reinvested pursuant to the DRP will equal 95% of the offering price of primary shares in the Company's most recently-completed public offering of primary shares, until such time at our after the completion of the public offering as the Board of Directors determines an estimate of the value of the Company's common shares and the Company announces that it has established an estimated value per share of its common shares in a public filing with the Commission. Thereafter, the purchase price per share under the DRP will be the most recently disclosed estimated per share value, unless the Board of Directors, in its sole discretion, determines to change the price at which DRP Shares may be purchased. Participants in the DRP may also purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire DRP Shares to the extent that any such purchase would cause such Participant to violate any provision in the Articles.
Shares to be distributed by the Company in connection with the DRP may (but are not required to) be supplied from: (a) the DRP Shares which are being registered with the Commission in connection with the Offering, (b) Shares to be registered with the Commission after the Offering for use in the DRP (a “Future Registration”), or (c) Shares of the Company's common stock purchased by the Company for the DRP in a secondary market (if available) or on a securities exchange (if listed) (collectively, the “Secondary Market”). Shares purchased on the Secondary Market as set forth in (c) above will be purchased at the then-prevailing market price, which price will be utilized for purposes of purchases of Shares in the DRP. Shares acquired by the Company on the Secondary Market will have a price per share equal to the then-prevailing market price, which shall equal the price on the securities exchange, or over-the-counter market on which such shares are listed at the date of purchase if such shares are then listed. If Shares are not so listed, the Board of Directors of the Company will determine the price at which Shares will be issued under the DRP.

If the Company acquires Shares in the Secondary Market for use in the DRP, the Company shall use reasonable efforts to acquire Shares for use in the DRP at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Shares so acquired and purchased by the Participant in the DRP will be at the lowest possible price. Further, irrespective of the Company's ability to acquire Shares in the Secondary Market or to complete a Future Registration for Shares to be used in the DRP, the Company is in no way obligated to do either, in its sole discretion.
4. Share Certificates. The ownership of the Shares purchased through the DRP will be in book-entry form only.
5. Reports. Within 90 days after the end of the Company's fiscal year, the Company shall provide or cause to be provided to each Stockholder an individualized report on his or her investment, including the purchase date(s), purchase price and number of Shares owned, as well as the dates of Distributions and amounts of Distributions paid during the prior fiscal year. In addition, the Company shall provide or cause to be provided to each Participant a confirmation at least once every calendar quarter showing the number of Shares owned by such Participant at the beginning of the covered period, the amount of the Distributions paid in the covered period and the number of Shares owned at the end of the covered period.
6. Commissions. The Company will not pay any selling commissions or Dealer Manager fees in connection with Shares sold pursuant to the DRP.
7. Termination by Participant. A Participant may terminate participation in the DRP at any time, upon 10 days' written notice, without penalty by delivering to the Company a written notice of such termination. Any such withdrawal will be effective only with respect to distributions paid more than 30 days after receipt of such written notice. Prior to listing of the Shares on a national securities exchange, any transfer of Shares by a Participant to a non-Participant will terminate participation in the DRP with respect to the transferred Shares. Upon termination of DRP participation, future Distributions, if any, will be distributed to the Stockholder in cash.
8. Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes which may be payable as a result of those Distributions and their reinvestment in Shares pursuant to the terms of the DRP.
9. Amendment or Termination of DRP by the Company. The Board of Directors of the Company may by majority vote amend, suspend or terminate the DRP for any reason upon 10 days' notice to the Participants; provided, however, the Board of Directors may not amend the DRP to eliminate the right of a Participant to terminate participation in the DRP at least annually.
10. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability: (a) arising out of failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such death; and (b) with respect to the time and the prices at which Shares are purchased or sold for Participant's account.

Share Redemption Program - Effective as of February 2, 2013
Our shares are currently not listed on a national securities exchange, and we do not know whether they will ever be listed. In order to provide our stockholders with some liquidity, we have a share redemption program. As described below, we cannot guarantee that our share redemption program will be available indefinitely. Stockholders who have purchased shares from us or received their shares through a non-cash transaction, not in the secondary market, and have held their shares for at least one year may receive the benefit of limited liquidity by presenting for redemption to us all or a portion of those shares, in accordance with the procedures outlined herein.
Shares that are redeemed will be redeemed at the following prices, unless such shares are redeemed in connection with the death or disability of a stockholder, as described below: (i) the lower of 92.5% of the then-current offering price or 92.5% of the price paid to acquire the shares from us for stockholders who have held their shares continuously for at least one year; (ii) the lower of 95.0% of the then-current offering price or 95.0% of the price paid to acquire the shares from us for stockholders who have held their shares continuously for at least two years; (iii) the lower of 97.5% of the then-current offering price or 97.5% of the price paid to acquire the shares from us for stockholders who have held their shares continuously for at least three years; and (iv) the lower of 100% of the then-current offering price or 100% of the price paid to acquire the shares from us for stockholders who have held their shares continuously for at least four years; provided that in each case, the redemption price will be adjusted for any stock dividends, combinations, splits, recapitalizations or similar actions with respect to our common stock. In addition, our board of directors, in its sole discretion, may determine at any time to amend the share redemption program to redeem shares at a price that is higher or lower than the price paid for the shares by the redeeming stockholder. Any such price modification may be arbitrarily determined by our board of directors, or may be determined on a different basis, including but not limited to a price equal to an estimated value per share or the then-current net asset value per share, as calculated in accordance with policies and procedures developed by our board of directors.
In the event a stockholder is having all his shares redeemed, we may waive the one-year holding requirement for shares purchased under our distribution reinvestment plan. In addition, we may waive the one-year holding requirement in the event of a stockholder's bankruptcy. If we determine to waive the one-year holding requirement in these circumstances, then, for purposes of determining the applicable redemption price, the stockholder will be deemed to have held his shares for one year. In the event of the death or disability of the holder, upon request, we will waive the one-year holding requirement. Except as noted below, shares that are redeemed in connection with the death or disability of a stockholder will be redeemed at a purchase price equal to the price paid to acquire such shares from us; provided, that, the redemption price cannot exceed the then-current offering price and, as described below, the redemption price will be reduced as necessary to equal the then-current offering price. For purposes of the one-year holding period, limited partners of the Operating Partnership who exchange their OP Units for shares of our common stock (and any persons to whom they transfer such stock to) shall be deemed to have owned those shares of our common stock as of the date the related OP Units were issued.

During the period of any public offering, the repurchase price will be equal to or less than the price of the shares offered in the relevant offering. If we are engaged in a public offering and the redemption price calculated in accordance with the guidelines set forth above would result in a price that is higher than the then-current public offering price of our common shares, then the redemption price will be reduced and will be equal to the then-current offering price of our common shares.
To the extent our board of directors determines that we have sufficient available cash for redemptions as described below, we initially intend to redeem shares on a monthly basis; however, our board of directors may determine from time to time to adjust the timing of redemptions or suspend or terminate our share redemption program upon 30 days' notice. Subject to the limitations and restrictions on the program and to funds being available, the number of shares repurchased during any consecutive twelve month period will be limited to no more than 5% of the number of outstanding shares of common stock at the beginning of that twelve month period. Please see “Risk Factors-Risks Related to Investing in this Offering-Your ability to have your shares redeemed is limited under our share redemption program, and if you are able to have your shares redeemed, it may be at a price that is less than the price you paid for the shares and the then-current market value of the shares” for information regarding the suspension of the share redemption program of Hines Real Estate Investment Trust, Inc., a public, non-traded REIT sponsored by Hines, which we refer to herein as Hines REIT.
Unless our board of directors determines otherwise, the funds available for redemptions in each month will be limited to the funds received from the distribution reinvestment plan in the prior month. Our board of directors has complete discretion to determine whether all of such funds from the prior month's distribution reinvestment plan can be applied to redemptions in the following month, whether such funds are needed for other purposes or whether additional funds from other sources may be used for redemptions.
Our board of directors may terminate, suspend or amend the share redemption program at any time upon 30 days' written notice without stockholder approval if our directors believe such action is in our best interests, or if they determine the funds otherwise available to fund our share redemption program are needed for other purposes. Any notice of a termination, suspension or amendment of the share redemption program will be made via a report on Form 8-K filed with the SEC at least 30 days prior to the effective date of such termination, suspension or amendment. Our board of directors may also limit the amounts available for redemption at any time in their sole discretion.
All requests for redemption must be made in writing and received by us at least five business days prior to the end of the month. If you would like to request redemption of your shares, please contact us to receive required redemption forms and instructions concerning required signatures. Certain broker dealers require that their clients make redemption requests through their broker dealer, so please contact your broker dealer first if you want to request redemption of your shares. You may also withdraw your request to have your shares redeemed. Withdrawal requests must also be made in writing and received by us at least five business days prior to the end of the month. We cannot guarantee that we will have sufficient funds from our distribution reinvestment plan, or at all, to accommodate all requests made in any month. In the event the number of shares for which repurchase requests have been submitted exceeds the limits on the number of shares we can redeem or the funds available for such redemption in a particular month and our board of directors determines that we will repurchase shares in that month, then shares will be repurchased on a pro-rata basis and the portion of any unfulfilled repurchase request will be held and considered for redemption until the next month unless withdrawn. In addition, if we do not have sufficient available funds at the time redemption is requested, you can withdraw your request for redemption or request in writing that we honor it at such time in a successive month, if any, when we have sufficient funds to do so. Such pending requests will generally be considered on a pro-rata basis with any new redemption requests we receive in the applicable period.
Commitments by us to repurchase shares will be communicated either telephonically or in writing to each stockholder who submitted a request on or promptly (no more than five business days) after the fifth business day following the end of each month. We will redeem the shares subject to these commitments, and pay the redemption price associated therewith, within three business days following the delivery of such commitments. You will not relinquish your shares until we redeem them. Please see “Risk Factors-Risks Related to Investing in this Offering-Your ability to have your shares redeemed is limited under our share redemption program, and if you are able to have your shares redeemed, it may be at a price that is less than the price you paid for the shares and the then-current market value of the shares” and “Risk Factors-Risks Related to Investing in this Offering-There is no public market for our common shares; therefore, it will be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount.”
The shares we redeem under our share redemption program will be cancelled and will have the status of authorized but unissued shares. We will not resell such shares to the public unless such sales are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or are exempt under such laws. We will terminate our share redemption program in the event that our shares ever become listed on a national securities exchange or in the event a secondary market for our common shares develops.